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                                  Exhibit 5.1


October 31, 1997



SunGard Data Systems Inc.
1285 Drummers Lane
Wayne, PA 19087

Gentlemen:

I am Vice President and General Counsel of SunGard Data Systems Inc. ("Company"). Our corporate legal department, under my supervision, has participated in the preparation of the Registration Statement on Form S-8 ("Registration Statement") to be filed by the Company with the Securities Exchange Act of 1933, as amended, relating to the offer and sale of up to 224,605 shares of common stock, par value $.01 per share ("Common Stock"), relating to certain options outstanding under the ADS Associates, Inc. 1994 Stock Option Plan (the "Plan"). This opinion is furnished pursuant to the requirement of item 601(b)(5) of Regulation S-K.

In rendering this opinion, we have examined the following documents: (i) the Company's Certificate of Incorporation and By-laws, as amended and restated since the inception of the Company, (ii) resolutions adopted by the Board of Directors on September 12, 1997, and (iii) the Registration Statement. We have assumed and relied, as to questions of fact and mixed questions of law and fact, on the truth, completeness, authenticity and due authorization of all documents and records examined and the genuineness of all signatures. This opinion is limited to the laws of the State of Delaware.

Based upon and subject to the foregoing, in our opinion, the shares of Common Stock of the Company which are being offered and sold by the Company pursuant to the Registration Statement, when sold in the manner and for the consideration contemplated by the Registration Statement and the Plan, will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an Exhibit to the Registration Statement.

Sincerely,

/s/ Lawrence A. Gross

Lawrence A. Gross